Filed by Renasant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First M&F Corporation

(File No. 000-09424)

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of First Quarter Earnings Investor Conference Call held on April 24, 2013 and led by Renasant Corporation (“Renasant”)

“Safe Harbor” Statement Under the Private Securities Litigation Reform Act of 1995

This document contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Congress passed the Private Securities Litigation Act of 1995 in an effort to encourage corporations to provide information about companies’ anticipated future financial performance. This act provides a safe harbor for such disclosure, which protects the companies from unwarranted litigation if actual results are different from management expectations. This document contains forward looking statements within the meaning of the Private Securities Litigation Reform Act, and reflects management’s current views and estimates of future economic circumstances, industry conditions, company performance, and financial results. These forward looking statements are subject to a number of factors and uncertainties which could cause Renasant’s or, after giving effect to the merger of First M&F Corporation (“M&F”) with and into Renasant, the combined company’s actual results and experience to differ from the anticipated results and expectations expressed in such forward looking statements. Forward looking statements speak only as of the date they are made and Renasant does not assume any duty to update forward looking statements. In addition to factors previously disclosed in Renasant’s reports filed with the SEC and those identified elsewhere herein, these forward-looking statements include, but are not limited to, statements about (i) the expected benefits of the transaction between Renasant and M&F and between Renasant Bank and Merchants and Farmers Bank, including future financial and operating results, cost savings, enhanced revenues and the expected market position of the combined company that may be realized from the transaction, and (ii) Renasant’s plans, objectives, expectations and intentions and other statements contained herein that are not historical facts. Other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “targets,” “projects” or words of similar meaning generally are intended to identify forward-looking statements. These statements are based upon the current beliefs and expectations of Renasant’s management and are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond their respective control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change. Actual results may differ materially from those indicated or implied in the forward-looking statements.

The following risks, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the businesses of Renasant and M&F may not be integrated successfully or the integration may be more difficult, time-consuming or costly than expected; (2) the expected growth opportunities or costs savings from the transaction may not be fully realized or may take longer to realize than expected; (3) revenues following the transaction may be lower than expected as a result of losses of customers or other reasons; (4) deposit attrition, operating costs, customer loss and business disruption following the transaction, including difficulties in maintaining relationships with employees, may be greater than expected; (5) governmental approvals of the transaction may not be obtained on the proposed terms or expected timeframe; (6) Renasant’s or M&F’s shareholders may fail to approve the transaction; (7) the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; (8) reputational risks and the reaction of the companies’ customers to the transaction; (9) diversion of management time on merger related issues; (10) changes in asset quality and credit risk; (11) inflation; (12) customer acceptance of the combined company’s products and services; (13) customer borrowing, repayment, investment and deposit practices; (14) the introduction, withdrawal, success and timing of business initiatives; (15) the impact, extent, and timing of technological changes; (16) a weakening of the economies in which the combined company will conduct operations may adversely affect its operating results; (17) the U.S. legal and regulatory framework, including those associated with the Dodd Frank Wall Street Reform and Consumer Protection Act, could adversely affect the operating results of the combined company; (18) the interest rate environment may compress margins and adversely affect net interest income; and (19) competition from other financial services companies in the company’s markets could adversely affect operations. Additional factors that could cause Renasant’s or the combined company’s results to differ materially from those described in the forward-looking statements can be found in Renasant’s reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s website (www.sec.gov). All subsequent written and oral forward-looking statements concerning Renasant or the proposed merger or other matters and attributable to Renasant or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. Renasant does not undertake any obligation to update any forward-looking statement, whether written or oral, to reflect circumstances or events that occur after the date the forward-looking statements are made.

Additional Information About the Renasant/M&F Transaction

Renasant and M&F will be filing a joint proxy statement/prospectus, and other relevant documents concerning the merger with the SEC. This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE JOINT PROXY STATEMENT/PROSPECTUS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RENASANT, M&F AND THE PROPOSED MERGER. When available, the joint proxy statement/prospectus will be mailed to shareholders of both Renasant and M&F. Investors will also be able to obtain copies of the joint proxy statement/prospectus and other relevant documents (when they become available) free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Renasant will be available free of charge from Kevin D. Chapman, Chief Financial Officer, Renasant Corporation, 209 Troy Street, Tupelo, Mississippi 38804-4827, telephone: (662) 680-1450. Documents filed with the SEC by M&F will be available free of charge from M&F by contacting John G. Copeland, Chief Financial Officer, First M&F Corporation, 134 West Washington Street, Kosciusko, Mississippi 39090, telephone: (662) 289-8594.

Renasant, M&F and certain of their directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of Renasant and M&F in connection with the proposed merger. Information about the directors and executive officers of Renasant is included in the proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 8, 2013. Information about the directors and executive officers of M&F is included in the proxy statement for its 2013 annual meeting of shareholders, which was filed with the SEC on March 8, 2013. Additional information regarding the interests of such participants and other persons who may be deemed participants in the transaction will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

Transcript

OPERATOR: : Good morning and welcome to the Renasant Corporation 2013 First Quarter Earnings Conference Call and Webcast. All participants will be listen-only mode. [Operator Instructions] After today’s presentation, there will be an opportunity to ask questions. [Operator Instructions] Please note, this event is being recorded.

I would now like to turn the conference over to John Oxford with Renasant Corporation. Please go ahead.

MR. JOHN S. OXFORD (Renasant Corporation, Director of External Affairs): Thank you, Ashley. Good morning and thank you for joining us for Renasant Corporation’s first quarter 2013 earnings conference call. Participating in this call today are members of Renasant’s executive management team.

Before we begin, let me remind you that some of our comments during this call may be forward-looking statements, which involve risk and uncertainty. A number of factors could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements.

Those factors include, but are not limited to, interest rate fluctuation, regulatory changes, portfolio performance and other factors discussed in our recent filings with the Securities and Exchange Commission. We undertake no obligation to update or revise forward-looking statements to reflect changed assumptions, the occurrence of unanticipated events, or changes to future operating results over time.

And now I will turn the call over to E. Robinson McGraw, the Chairman and CEO of Renasant Corporation.

MR. E. ROBINSON MCGRAW (Renasant Corporation, Chairman and Chief Executive Officer): Thank you, John. Good morning and welcome to our first quarter 2013 conference call. We’re pleased with our strong start for 2013, as we increased our net income and EPS for the fifth consecutive quarter. Our results for the first quarter of 2013 reflect loan and deposit growth, higher levels of non-interest income and lower credit cost as we experienced significant improvements in our credit quality metrics.

During the first quarter of 2013, net income was approximately $7.5 million as compared to approximately $5.9 million for the first quarter of 2012. Basic and diluted EPS was $0.30 for the first quarter of 2013 as compared to EPS of $0.24 for the first quarter of 2012. Net interest income was $33.4 million for the first quarter of 2013, up from $32.8 million for the first quarter of 2012 and down slightly from $33.9 million at December 31, 2012. The slight decrease in net interest income on a linked quarter comparison was primarily due to the difference in day counts with two fewer days to record net interest income during the first quarter of 2013.

Net interest margin was 3.89% for the first quarter of 2013 as compared to 3.85% for the first quarter of 2012 and 3.97% at December 31, 2012. One factor contributing to the linked quarter decline in net interest margin was a seasonal influx of public fund deposits which resulted in higher levels of cash. Although these higher cash balances have minimal effect on net interest income, they reduced net interest margin 5 basis points in the first quarter of 2013 when compared to the fourth quarter of 2012.

Non-interest income was $17.3 million for the first quarter of 2013 as compared to $16.4 million for the first quarter of 2012 and $17.9 million for the fourth quarter of 2012. While mortgage income increased for the first quarter of 2013 as compared to the first quarter of 2012, we experienced an expected seasonal decrease on a linked quarter basis. However, our mortgage pipelines steadily increased throughout the first quarter of 2013 and mortgage production for the remainder of the year is expected to be strong.

Non-interest expense was $37.6 million for the first quarter of 2013 as compared to $36.6 million for the first quarter of 2012 and $38.3 million for the fourth quarter of 2012. Our increase in non-interest expense on a year-over-year basis was primarily due to de novo expansions, commissions paid on the increased volume of mortgage loan production and increased insurance costs. The decrease in non-interest expense on a linked quarter basis was primarily driven by a reduction in expense related to OREO.

Totals assets as of March 31, 2013, were approximately $4.27 billion as compared to $4.18 billion as of December 31, 2012. As of 3/31/13, our Tier 1 leverage capital ratio was 9.79%, Tier 1 risk-based capital ratio was 12.86% and total risk-based capital ratio was 14.13%. In all capital ratio categories, our regulatory capital ratios continued to be in excess of the regulatory minimums required to be classified as well capitalized. In addition, our tangible common equity ratio was 7.65% as of March 31, 2013.

Loans not covered under FDIC loss-share agreements were $2.59 billion as of March 31, 2013, as opposed to $2.28 billion as of March 31, 2012, and $2.57 billion as of December 31, 2012. Loans covered under loss-share agreements decreased to $214 million as of March 31, 2013, as compared to $318 million as of March 31, 2012, and $237 million as of December 31 of 2012.

Our moderate loan growth during the first quarter of 2013, excluding the decline in covered loans, reflects not only the cyclical slowing we typically experience during this time period, but also higher levels of paydowns including approximately $20.4 million in principal reductions on problem credits. Looking ahead, our loan pipelines and opportunities for growth throughout all of our markets project more pronounced loan growth during the remainder of 2013.

I would also point out that we continue to experience success with our de novo market entries. At quarter end, loans and deposits in our de novo locations totaled $225 million and $155 million respectively, evidencing the success we have achieved in these markets. We’re especially pleased with our recently opened East Tennessee location as they already have $76 million in loans and $31 million in deposits in approximately one year’s time. Our Knoxville/Maryville MSA de novo location was profitable within seven months of opening and we anticipate our Jonesborough, Bristol and Johnson City de novo locations, which we opened later, to follow a similar timeline to achieve profitability.

Total deposits were $3.56 billion, as of March 31, 2013, as compared to $3.47 billion as of March 31, 2012, and $3.46 billion as of December 31, 2012. We continue to improve the funding – the cost of our funding. We reduced our cost of funds 22 basis points to 62 basis points for the first quarter of 2013, as compared to 84 basis points for the first quarter of 2012. Our cost of funds was 64 basis points for the fourth quarter of 2012.

Looking at our credit quality metrics during the first quarter of 2013, we experienced significant improvement in non-performing loans, early stage delinquencies and our coverage ratio, as compared to both the year-over-year and linked quarter basis.

Net charge-offs totaled $893,000, which represents the lowest quarterly charge-off level that we’ve seen since the third quarter of 2007. Annualized net charge-offs as a percentage of average loans were 13 basis points for the first quarter of 2013, as compared to 77 basis points for the first quarter of 2012 and 53 basis points for the fourth quarter of 2012. We recorded a provision of loan losses of $3.1 million for the first quarter of 2013, as compared to $4.8 million for the first quarter of 2012 and $4 million for the fourth quarter of 2012.

The allowance for loan losses totaled $46.5 million at March, 31, 2013, as compared to $44.2 million at March 31, 2012, and $43 million at December 31, 2012. The allowance for loan losses as a percentage of total loans was 179 basis points at 3/31/2013 as compared to 172 basis points at year end.

Consistent with our lower level of charge-offs and improved risk profile from the previously mentioned $20.4 million in principal reductions of problem credits, we experienced a reduction in our provision for loan losses as compared to previous periods. Although we saw a decrease in our provision for loan losses, we did experience an increase in our allowance for loan losses, coverage ratio and ratio of allowance to total loans.

Total non-performing loans, which include non-accrual loans and loans 90 days or more past due, were $76 million at 3/31/2013, while total non-performing assets, which include non-performing loans and OREO, were $150.8 million during the same period. Non-performing assets covered under FDIC loss-share agreements totaled $83.1 million at 3/31/2013, down significantly from the $115.3 million at 3/31/2012 and $98.7 million at year end.

Non-performing loans and OREO covered under FDIC loss-share agreements totaled $48 million and $35.1 million, respectively, at 3/31/2013, as compared to $79.8 million and $35.5 million respectively at 3/31/2012 and $53.2 million and $45.5 million respectively at year-end. The remaining discussion on non-performing loans, OREO and the related asset quality ratios exclude these assets covered under FDIC loss-share agreements.

Our non-performing loans were $28 million at 3/31/2013, down from $30.2 million at year-end. Non-performing loans as a percentage of total loans improved to 1.08% at 3/31/2013 as compared to 1.33% at 3/31/2012 and 1.17% at year-end. Our coverage ratio, or our allowance for loan losses as a percentage of non-performing loans, also improved to 166.19% at 3/31/2013 as compared to 146.90% at year-end.

Loans 30 days to 89 days past due as a percentage of total loans remained at pre-recession levels and were 32 basis points at 3/31/2013 as compared to 59 basis points at 3/31/2012 and 31 basis points at year-end.

OREO was $39.8 million at 3/31/2013 as compared to $64.9 million at 3/31/2012 and $44.7 million at year-end. We continue to aggressively dispose of OREO and currently have approximately $5.9 million in OREO under purchase agreements which are expected to close during the second quarter of 2013.

During the first quarter of 2013, we experienced a significant reduction in costs associated with OREO, as OREO expense decreased approximately 50% compared to the first quarter of 2012. We’re especially pleased to continue to see positive trends and significant improvement in our credit quality.

During the first quarter of 2013, non-performing loans decreased 8.1% and 7.3% on a year-over-year and linked quarter comparison, respectively. And non-performing assets decreased 28.9% and 9.5% on a year-over-year and linked quarter comparison, respectively.

In addition to our strong financial start this year, during the first quarter of 2013, we also announced our plans to acquire First M&F Corporation, a bank holding company headquartered in Kosciusko, Mississippi, and the parent of

Merchants & Farmers Bank. A $1.6 billion financial services company with 36 locations in Mississippi, Alabama and Tennessee. This will be the largest merger in our company’s history, and upon completion of the transaction, our pro forma combined company will have approximately $5.8 billion of total assets and 123 locations.

As we look toward the remainder of 2013 and beyond, we see many positives on the horizons as our pipelines for both commercial loans and secondary market mortgage loans have returned to robust levels. We’re beginning to experience the full benefit of our de novo market increase and our credit quality continues to move back toward healthier pre-recession levels.

Concurrently, we’re working with our new partners at First M&F Corporation to ensure the foundation is in place for a smooth merger and conversion which we expect to be completed during the third quarter of 2013.

Now, Ashley, I’ll turn it back over to you for questions.

OPERATOR: We’ll now begin the question-and-answer session. [Operator Instructions] And our first question comes from Catherine Mealor of KBW. Please go ahead.

MS. CATHERINE MEALOR (Keefe, Bruyette & Woods, Inc.): Good morning, everyone.

MR. MCGRAW: Good morning, Catherine.

MS. MEALOR: Robin, you mentioned that although mortgage reductions slowed a little this quarter, you expect it to be strong to the rest of the year. Can you talk a little bit about your refi versus purchase mix and some trends you are seeing in the purchase volume going over the rest of the year? Thanks.

MR. MCGRAW: Sure, Catherine. I’ll let Jim Gray answer that.

MR. JAMES W. GRAY (Renasant Corporation, Sr. Executive Vice President): Hi, Catherine.

MS. MEALOR: Hi, Jim.

MR. GRAY: Our refi percent is about 65% which has remained steady at that. We anticipate our purchase volume to pick up. We’ve hired five new originators during the first quarter in Birmingham, East Tennessee, Huntsville and in Mississippi. And we anticipate volume coming out of them as well as just a seasonal pickup in purchase volume going forward.

MS. MEALOR: Okay, great. Thanks. And then maybe a question on the margin, do you have the loan yields for the first quarter? And what this did linked quarter?

MR. GRAY: Yeah. The margin, we had about a 9 basis point decline in margin and as we have mentioned, about 5 basis points of that was due to the excess cash that we had on hand due to the seasonal increase in deposits partially in public funds and then in some other deposits as well. We were holding over $100 million in cash. We also had increased our investment portfolio somewhat. The remainder of the 9 basis point decline was a combination of the – actually the decrease in our cost of funds did not entirely offset the reduced loan on investment yield.

MS. MEALOR: And do you have that loan investment yield for the first quarter?

MR. GRAY: I do. The average loan yield for the first quarter was 4.92%.

MS. MEALOR: Okay. Great. All right, thank you. Congrats on a good quarter.

MR. MCGRAW: Catherine, let me point out too that another area for our retail production in mortgage loans is we’ve opened up a new location in the Cahaba Heights area of Birmingham. So we anticipate that being another positive. Jim, you might want to.

MR. GRAY: Yeah. Robin, thanks for mentioning that, because I did want to comment on that. That’s in a very – the Cahaba Heights area of Birmingham is a very strong economic area. But in addition to that, we have a strategic alliance with a real estate firm, ARC Realty, which is a re-forming real estate agency there, a top real estate agent. They had a top real estate firm in Birmingham that’s re-forming a real estate agency and they’ve asked us to be a strategic partner with them where we located. They’re actually located upstairs from us in the – in our office location in Cahaba Heights. So, we have about four – three originators and a processor and another assistant in that office and we expect some large volumes coming out of that office.

MS. MEALOR: Okay, great. Thanks for the color.

MR. MCGRAW: Thanks, Catherine.

OPERATOR: And our next question comes from Kevin Fitzsimmons of Sandler O’Neill. Please go ahead.

MR. KEVIN P. FITZSIMMONS (Sandler, O’Neill & Partners LP): Good morning, everyone.

MR. MCGRAW: Good morning, Kevin.

MR. FITZSIMMONS: Robin, in past quarters, Renasant has been more of an outlier in terms of the magnitude of loan growth you guys have had, which I think a lot of that reflected the de novo entries and the progress you’re making. And then now you have the slower pace of growth this quarter but it seems like it’s not all that much different from what we’re seeing out in the industry. So, I just want to – that all being said, I want to get behind what’s really driving your expectation for more pronounced loan growth over the balance of the year. Is it another ramp up or leg up in the de novo entries, is it just your core pipelines that are getting better? And if all that is so, is there a cost to the margin from that because we’re hearing from everywhere that pricing competition is very tough? So, very long-winded question, but it generally is asking kind of how you think about NII going forward? Thanks.

MR. MCGRAW: Let me make a couple of comments and then I’m going to let Kevin and Mitch both make comments in this regard. Basically our production for the first quarter of 2013 was on par with the first quarter of 2012. Our pipeline for – 30-day pipeline for example for our second quarter – the first 30 days in second quarter, is actually a little ahead of last year’s second quarter pipeline and pretty much on par with what the originations were on a quarterly basis, if you carried out for three quarters. We have very strong 60-day and 90-day pipelines in comparison with what we’ve had in the past. But based on that we anticipate from an historical analysis that we should be somewhere on par with where we were last year second quarter.

Also going back to this first quarter, we – to some degree, it was a very positive anomaly, in that we had some big pay downs on some problem credits, not – we also had some good credits that were paid down too that were based on cash build-ups in the companies that not necessarily another bank taking away those loans. So with all that in mind, we have a positive outlook as far as the future. Now I’m going to let Kevin make a comment and back to Mitch to talk a little bit more about the – more color on the pipeline.

MR. KEVIN D. CHAPMAN (Renasant Corporation, Sr. Executive Vice President and Chief Financial Officer): Yeah. Kevin, just in response to your comment about is future de novo going to drive the growth, I’d say no. We don’t currently have any initiatives as far as new de novos. Now what we have been doing, and this has been consistent for the last three years, in existing markets, we have been hiring new individuals, new teams. They will bring books of business with them. That is driving some of the growth although not all of it. But as we look at net interest income in the future, we are projecting higher levels of net interest income. And going through your competitive comment, we are seeing, we’re feeling the competitiveness in the loan space. However, our production, we do have certain goals that we expect as far as new production with rate and term and to the extent that those aren’t acceptable, then in some cases we’re letting those loans walk or we’re not closing those loans in the pipeline.

But as we look at our new and renewed production during the first quarter, we were able to maintain new and renewed yields consistent with what we saw last year in the mid-4s and that’s in line with what we were seeing last year.

MR. FITZSIMMONS: Kevin, are there any specific markets where you’re hiring these individuals and these teams where you really see the most opportunity?

MR. CHAPMAN: Not any specific market. We’ve done hires – we’re executed hires basically throughout all of our markets over the course of the last 12 months. So it’s not any one specific market.

MR. MCGRAW: Mitch, can give you a little bit more color too, Kevin.

MR. C. MITCHELL WAYCASTER (Renasant Corporation, Executive Vice President): Yeah. Kevin, to drill down more on the 30-day pipeline which reflects what Kevin was just explaining the current 30-day pipeline’s at $67 million. If you break that down by state, 45% would be in Tennessee, 22% in Alabama, 12% in Georgia and 21% in Mississippi and this current pipeline should result in approximately $25 million in growth in uncovered loans in the next 30 days. And as Robin mentioned earlier, it’s returning to the levels that we saw in the second and third quarter of 2012 and the current pipeline is projecting production that we experienced in the second quarter of 2012.

MR. FITZSIMMONS: Okay, great. Thank you, guys.

MR. MCGRAW: Kevin, let me go back and then – and want to add that – one other thing too talking about the de novos. Our East Tennessee de novos are pretty young. And so therefore, we do expect, as Mitch pointed out, 45% of our pipeline was in Tennessee, a good portion of that is also in that East Tennessee market. We’re also seeing some real positive things happen in Nashville. Most – last quarter, most of the pay-downs we had came in Nashville either on the problem credit side plus one very good customer had a very large pay-down because of an abundance of cash in his business.

But in East Tennessee, we’ve already seen in very short order the Johnson City, Jonesborough area, Jonesborough being a branch location of our Johnson City office that we’ve only been open there for just a few months and we already had $23 million in loans there at the end of March and we were up close to $10 million in deposits. Our loan production office in Bristol was already up to $12 million. It too is very young. These were established – I think two of them in late fourth quarter and one in the early first quarter of this year. So, we’re just now starting to see some real positive activity in those locations.

MR. FITZSIMMONS: Okay, great. Thank you, guys.

MR. MCGRAW: You’re welcome.

OPERATOR: And our next question comes from Michael Rose of Raymond James. Please go ahead.

MR. MICHAEL E. ROSE (Raymond James & Associates, Inc.): Hey. Good morning, guys. How are you?

MR. MCGRAW: Good morning, Michael.

MR. ROSE: Hey. I just wanted to get some context on the reserve build this quarter. It seems like most of the credit metrics continue to move in the right direction and pipeline of OREO sales looks like it’s up quarter-to-quarter. Can you just give some context there and just kind of explain the rationale for the reserve build? Thanks.

MR. MCGRAW: Sure. Kevin, you want to make a comment?

MR. CHAPMAN: Yeah. Michael, I think you can go back and look at previous transcripts and in prior conversations, I think we’ve indicated that it’s our intention to maintain an adequate reserve. And there is not any – we’re not seeing an specific credit issues within our portfolio. Our concern and the purpose for the reserve build is more macroeconomic concerns, and we feel very strongly about our markets, that the markets that we are in are performing well, are performing better in most cases than national averages. Although, we just have some concern about low interest rates and what’s fueling economic growth and in the future if that were to turn very quickly, the impact it could have on certain segments of our portfolio.

MR. ROSE: Okay. And then, if I could just swing back to the margin, obviously, the excess liquidity this quarter impacted the margin. But I think you had given some guidance previously for compression for the rest of the year. Does that same guidance that you gave previously still kind of holds? Thanks.

MR. MCGRAW: That guidance will hold. Yeah.

MR. CHAPMAN: That guidance will hold, Michael.

MR. ROSE: Okay. Thanks for taking my questions.

MR. MCGRAW: Thank you, Michael.

OPERATOR: And our next question comes from Kevin Reynolds of Wunderlich. Please go ahead.

MR. KEVIN B. REYNOLDS (Wunderlich Securities, Inc.): Good morning, everybody.

MR. MCGRAW: Good morning, Kevin.

MR. REYNOLDS: Hey. Quick question. Good quarter. Most of my questions have been answered. I think it’s fairly straightforward, the one question I have is, I guess, more conceptual here looking at, I know there’s no correct answer, but just wanted to get your comments and thoughts on this. Net charge-off is down I think you said to the lowest levels since third quarter of 2007. Do you think that it’s possible for your company and then possibly even for some of the better positioned companies out there in the industry as a whole, to experience net charge-off – to continue to see net charge-offs decline and possibly even experience a period of recoveries given how the marks that you took on loans earlier in the cycle, or do you think we’re going to probably go sideways from here for a little bit before charge-offs start to inch higher, I guess, several quarters out. What do you think about that?

MR. MCGRAW: I think to our own company in particular, I believe that we’re at a level that we’ll stay for a while. I think we’ll see significantly lower charge-offs this year than last year as we’ve said. And I do think first quarter is somewhat indicative of the future based on what we see today in that particular regard. I don’t anticipate net recoveries but I do anticipate recoveries impacting charge-offs to the extent that charge-offs will be much lower than what you’ve seen in our company in the past. Now, I can’t speak to other companies in that regard though, Kevin.

MR. REYNOLDS: Okay, okay. But I mean this is not just a one quarter dip, where every – we’re probably going to stay very low for a fairly long period of time barring some big change in the overall economic environment?

MR. MCGRAW: I believe that’s correct. From our perspective, as we look our non-performing loans are continuing to decline. Quite frankly, we’re starting to get some positive action in the bankruptcy courts as far as maybe getting some stays lifted on some property that we really don’t have any losses of any significance in that we can kind of push on through the system possibly without even going through the OREO bucket. So, I think things are in fact looking somewhat better for us and I’d assume for quite a few other companies.

MR. REYNOLDS: Okay. And then one questions I sort of asked this, it seems every quarter or something about this, but recent legislation out of the State of Tennessee that was passed on municipal schools that would impact Shelby County. Do you think that, that – does that change the outlook for kind of the housing market and maybe even construction loans in DeSoto County or in Shelby County to the extent that you’re participating there?

MR. MCGRAW: We don’t see any negative impact in the Greater Memphis area. I think again that there’s probably a positive – you’d anticipate somewhat of a positive impact in DeSoto County and quite frankly as we look at the pipeline of OREO sales for example that Memphis MSA both sides of the line, Tennessee and Mississippi, are very key players in that $5.9 million.

MR. REYNOLDS: Okay. Thanks a lot. Good quarter.

MR. MCGRAW: Thank you, Kevin.

OPERATOR: And our next question comes from Chris Marinac of FIG Partners. Please go ahead.

MR. CHRISTOPHER W. MARINAC (FIG Partners LLC): Thanks. I wanted to ask a little bit about the – just a reminder on the integration of First M&F and the timing on the systems conversion? And also kind of how long in general you think it will be to get that fully integrated?

MR. MCGRAW: We’re still anticipating third quarter. Merger conversion is still contemplated in the fourth quarter. And we don’t anticipate any extended integration period as far as that goes from that standpoint, Chris.

MR. MARINAC: Okay. And then I guess sort of next question I’m sort of thinking out loud, a little bit about where efficiency goes post-First M&F? And I guess is there a goal that you have in mind or maybe just even sort of a, to say, a general trend after you get that integrated and where expense is relative to both revenues and expenses maybe?

MR. CHAPMAN: Yeah. Chris, we think once fully implemented that would include the anticipated cost saves. So we’re looking at 2014, that should be in the mid to low 60s.

MR. MARINAC: Okay. And then from there going forward you hold there or would you envision that gets even better over time?

MR. CHAPMAN: It would get better over time.

MR. MARINAC: Okay. Very good. Thanks. I appreciate it.

MR. MCGRAW: Thanks, Chris.

OPERATOR: And our next question comes from Robert Madsen of Stephens. Please go ahead.

MR. ROBERT S. MADSEN (Stephens, Inc.): Hey. Just following up on that last question on the FMFC acquisition. Do you still feel good about the 25% targeted cost saves or have you been able to identify additional cost saves?

MR. MCGRAW: I think the best answer to that Robert is we’re still very comfortable with what our projections were when we announced.

MR. MADSEN: Okay. And also just trying to get a sense of what your appetite is right now for deals, further M&A or are you guys going to be sidelined with this acquisition for a while?

MR. MCGRAW: You know, because of the size of this merger, we obviously don’t anticipate anything in the remainder of 2013, it would be at 2014, not probably not first quarter in 2014 or so. So sometime next year, I think we would be in a position that we could contemplate some opportunities but not before then.

MR. MADSEN: Okay. Great quarter. Thanks, guys.

MR. MCGRAW: Thanks, Robert.

OPERATOR: And our next question comes from Peyton Green of Sterne, Agee. Please go ahead.

MR. PEYTON N. GREEN (Sterne, Agee & Leach, Inc.): Hey, yes. I apologize if I missed this earlier, but Kevin I was wondering if you could talk about maybe what you think the effect of competitive conditions might be on the margin going forward. I know it seems like everywhere even in markets that have been more affected by the cycle, were starting to see more pricing pressure for renewal of credits. And I was just wondering, what you thought would be a good amount of margin pressure going forward for that?

MR. CHAPMAN: We’re – Peyton we’re – your comment about seeing competitiveness throughout all the markets, we are seeing that. What started 18 months ago, mainly isolated in Nashville, we’re starting to see in almost all of our markets now and that is putting more pressure on the margin. We’re still holding to our guidance that we will compress – we’ll compress margin, but with ability to grow loans. We still are optimistic about that. We still feel that we have opportunity on the liability side to reprice and pick up additional savings on the funding costs. So we really haven’t changed our guidance. We’re still anticipating that we can grow net interest income, but that margin will be compressing as we move throughout the year.

MR. GREEN: Okay. Great. And just as a reminder, is there any particular period of time where you would expect deposit repricing to be more beneficial over the next couple of quarters through the balance of 2013?

MR. CHAPMAN: As we look out, for the most part, it’s going to fairly steady. There will be some ebbs and flows. I know our Georgia portfolio of time deposits towards the latter part of the year, there are some higher costing CDs that roll out, but it won’t significantly move the needle.

MR. GREEN: Okay. And then thinking about provision and you’ve touched on this earlier, but I mean I guess provision less charge-offs clip the EPS by about $0.06 in the quarter and I was just wondering if charge-offs are expected to stay low, would you expect provision to move down towards charge-offs over the balance of the year or is it really a function of maintaining a reserve on marginal loan growth plus the charge-offs?

MR. CHAPMAN: It would be a combination of all. We look at the allowance from several facets. Charge-offs is one of those – one of those inputs. But I think it is safe to say that as charge-offs stay at a lower level, that provisioning will trend in that direction.

MR. GREEN: Okay. Great.

MR. CHAPMAN: And also augmenting any loan growth that we have as well.

MR. GREEN: All right, great. Thank you.

OPERATOR: This concludes our question-and-answer session. I would now like to turn the conference back over to E. Robinson McGraw, Chairman and CEO, for any closing remarks.

MR. MCGRAW: Thank you, Ashley. We appreciate everyone’s time and interest in Renasant Corporation. And we look forward to speaking with you again in the future. Thank you everyone.

OPERATOR: The conference is now concluded. Thank you for attending today’s presentation. You may now disconnect.